Exhibit 4.2

23 July 2019

Mr Sudhanshu Agarwal 26 Linlithgow Road

Toorak VIC 3142

Email: sud@cannvalate.com.au

Dear Sud,

Impression Healthcare Limited - Appointment as Chief Medical Officer

This letter of appointment confirms the basis of your appointment as Chief Medical Officer of Impression Healthcare Limited ACN 096 635 246 (Company).

This letter contains the terms and conditions of your appointment and confirms the Company's policies and procedures.

DETAILS OF YOUR APPOINTMENT

1.	Term of appointment

1.1	Your appointment as a Chief Medical Officer will commence on the 23rd July 2019 and continue for a minimum of 12 months in duration (initial Period). If at any time you wish to interpose a corporate entity, you may nominate a corporate entity which employs you as principal consultant.

1.2	At any time during your tenure your performance as Chief Medical Officer may be reviewed in accordance with the processes agreed by the Board from time to time. A recommendation as to your re-appointment may be made in notices of meeting or other material provided to shareholders. You agree to participate in such reviews.

1.3	You may resign at any time on 90 days' notice.

1.4	Either party may terminate this agreement immediately if the other commits a material breach of this agreement, which is not cured for 14 days after notice is provided from the non-defaulting party.

1.5	Either party may terminate immediately if the other party becomes insolvent.

1.6	On termination, resignation, retirement or removal from office as Chief Medical Officer in accordance with this agreement, you shall not be entitled to any damages for, or make any claim against the Company or its officers in relation to, loss of office and, unless expressly agreed by the Board to the contrary, no fee will be payable to you in respect of your retirement or any unexpired portion of the term of your appointment.

1.7	This letter refers only to your appointment as Chief Medical Officer.

2.	Time commitment

3.	Your anticipated time commitment is approximately 40 hours per month.

4.	You will be expected to perform the milestone activities as set out in Schedule 1 to this letter and as amended from time to time (and are accepted by you) and any other duties reasonably contemplated by your office.

4.1	As you will appreciate, your time commitment will be affected by the issues confronting the Company from time to time. You are expected to meet any extra time commitments from time to time within reason as required.

4.2	By accepting your appointment, you will be taken to have confirmed that you will be able to devote sufficient time to appropriately perform your duties and responsibilities as Chief Medical Officer of the Company. You should seek the Board's consent before you take on any added or other commitments that are likely to affect your anticipated ability to devote the required time to the performance of your duties and obligations as Chief Medical Officer of the Company.

5.	Remuneration

5.1	Your Annual Chief Medical Officer's Fee is $90,000 per annum ($7,500 per month). You agree to invoice the Company on a monthly basis for the Annual Chief Medical Officer's Fee.

5.2	In addition to the Annual Chief Medical Officer's Fee, you are also entitled to:

5.2.1	Performance rights over shares in the Company conditional on the achievement of certain milestone activities (Milestone Performance Rights) as set out in Schedule 1 to this letter;

5.2.2	Performance rights over shares in the company conditional on the performance of the Company (Value Based Performance Rights) as set out in Schedule 2; and

5.2.3	200,000,000 options to acquire new fully paid shares of the Company on the terms set out in Schedule 3 (CMO Options).

5.3	The issue of the shares and options to you is also conditional on the approval of the Company's shareholders. The Company will have the Milestone Performance Rights, Value Based Performance Rights and CMO Options put to its shareholders for approval under ASX Listing Rule 10.11 at the Company's AGM to be held no later than 30 November 2019.. Where equity securities are to be issued later than 3 months from the date of the meeting, a waiver from ASX LR 10.3.3 will be sought.

5.4	You may receive or be entitled to a retirement allowance or other equity or incentive based remuneration at the discretion of the Board (subject, if required, to the approval of the shareholders).

5.5	If there is any dispute as to your entitlement to Milestone Performance Rights, Value Based Performance Rights and CMO Options, a suitable expert being an accounting partner from a mid-tier accounting firm (Grant Thornton, Pitcher Partners, RSM, BOO or William Buck) is to be appointed within seven days of the formal notice of dispute being provided by you. The expert will determine the dispute including who should pay for their costs.

5.6	The amount of Milestone Performance Shares, Value Based Performance Rights or CMO Options or the nature of the benefit may be changed by the shareholders or by the Board by mutual written agreement with you, at any time prior to being approved by shareholders at the Company's AGM.

5.7	If you are required to perform services for the Company that, in the opinion of the directors, are outside the scope of the ordinary duties of a Chief Medical Officer, the Company may pay you for those services in addition to, or instead of, your remuneration under paragraph 5.1.

5.8	Subject at all times to the policies of the Company, you will be entitled to be paid travelling, hotel and other expenses properly incurred by you in attending and returning from any Board meetings, any committee meetings, general meetings or otherwise in connection with the Company's business. Where required by the policies of the Company, you should obtain the approval of the Board before you incur any expense.

6.	Other interests

6.1	You confirm that you have:

6.1.1	provided to the Company all of the relevant information about you which the Company reasonably needs to know in order to make an informed decision to appoint you to the position of Chief Medical Officer;

6.1.2	provided the Company with details of your present directorships or offices with other companies or organisations, business and other interests;

6.1.3	declared any actual or potential conflicts of interest; and

6.1.4	declared that these other existing commitments and/or interests will not affect your ability to perform or discharge your responsibilities as a Chief Medical Officer of the Company.

6.2	You agree that you will:

6.2.1	not accept any seek any other appointments or offers of employment that may conflict with your position as Chief Medical Officer of the Company unless and until you have informed the Board (where practicable) of your intention to accept that office and paid due regard to any objections or issues raised by the Board in relation to that appointment; and

6.2.2	fully and frankly tell the Board in a timely manner about anything that:

(a)	affects you which, if known, may have an adverse impact on the Company's reputation or public profile;

(b)	may lead to an actual or potential conflict of interest or duty; and

(c)	may lead to a reasonable perception of an actual or potential conflict of interest or duty.

6.3	You agree to tell the Company about any interest you may have in the securities of the Company or a related body corporate or interests in any contract relating to those securities.

7.	Share trading

The Company has in place a share trading policy detailing when you can and cannot deal in the Company's securities and other securities. You must familiarise yourself with, and comply with

8.	Defined terms and interpretation

8.1	In Part B of this letter:

Annual Chief Medical Officer's Fee is given meaning in section 5.1 of this letter.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

Corporate Action means a transaction implemented by the Company, including a bonus issue, rights issue, reconstruction of capital (including consolidation, subdivision, reduction or return), scheme of arrangement or dividend reinvestment plan.

CMO Options means the entitlement to options to acquire shares in the Company conditional upon the performance of the company in accordance with Schedule 3 of this Letter, and conditional upon the approval of shareholders of the Company.

Milestone Performance Rights means the entitlement to shares in the Company conditional upon the achievement of milestones calculated in accordance with Schedule 1 of this letter, and conditional upon the approval of shareholders.

Value Based Performance Rights means the entitlement of shares in the Company conditional upon the performance of the Company calculated in accordance with Schedule 2 of this letter, and conditional upon the approval of shareholders of the Company.

8.2	Your appointment is governed by the laws of Victoria.

Please confirm your acknowledgment that you have read and understood the contents of this letter and that you agree to act as a Chief Medical Officer of the Company on the terms set out above by signing and returning to me the enclosed copy of this letter.

Yours sincerely

Impression Healthcare Limited

Troy Valentine

Chairman

YOUR ACCEPTANCE

I accept and agree to be bound by the terms of this letter.

Date

Signed

Name (print)	Sudhanshu Agarwal

SCHEDULE 1 – MILESTONE PERFORMANCE RIGHTS

Item and Milestone Date	Milestone Activity	Approximate Commitment (Hrs)	Milestone Performance Rights
#1 30 August 2019	Rebrand Company and create four sub-brands for Four Products with clinical feel	4
	Set up medical board, negotiate commercial terms with the board of the Company	8
	Clinical literature appraisal for each of the research areas related to the Four Products	9
	Create presentation for each of the Four Product trial areas	16
	Total for August 2019 Milestone	36	1,000,000 Company shares
#2 30 September 2019	Clinical interviews with each Four Product champion	8
	Investment Roadshow	20
	Medical briefing papers (clinician facing document for each trial)	6
	Total for September 2019 Milestone	34	1,000,000 Company shares
#3 31 October 2019	Commercialisation Strategy for each Four products	25
	Formulation Strategy for Four products	25
	Total for October 2019 Milestone	36	1,000,000 Company shares
#4 30 November 2019	Branding and packaging for Four Products	12
	Research on defendable IP for Four Products	40
	Total for November 2019 Milestone	36	1,000,000 Company shares
#5 31 December 2019	Medical patent lodgement	40 (10 hours x Four Products)
	Total for August 2019 Milestone	40	1,000,000 Company shares
#6 31 January 2020	Presentation to Institutional Investors with medical sector analysts	20
	Draft new presentation update on the Four Product Trials	16
	Attendance at medical board dinner and catch-up	4
	Total for January 2020 Milestone	40	1,000,000 Company shares

*Note 1: reference to Four Products means products originating from four clinical trials being conducted by the Company and Cannvalate Pty Ltd, consisting of four separate phase 1 trials for Sleep Apnoea , Concussion, Gum Disease and TMJ Disorder.

** Note 2: Milestone Activities within a Milestone Item must be satisfied by the relevant Milestone Date in order for Milestone Performance Rights to be issued. Once the Board of the Company is satisfied that the relevant Milestone Activity has been achieved, the Milestone Performance Rights must be issued within five (5) business days.

Note 3: Other terms of the Milestone Performance Rights as set out in Schedule 4.

SCHEDULE 2 - VALUE BASED PERFORMANCE RIGHTS

Performance Milestone	Number of Value Based Performance Rights
A fully diluted market capitalisation of $60M*	1,600,000 shares
A fully diluted market capitalisation of $125M*	7,263,280 shares
A fully diluted market capitalisation of $150M*	9,403,048 shares
A fully diluted market capitalisation of $200M*	12,037,265 shares

*The Performance Milestone is satisfied upon the fully diluted market capitalisation being at or above the specified milestone value at the close for any five trading days.

Note 1: Fully Diluted Market Capitalisation is defined as all fully paid ordinary and in-the-money option securities multiplied by the ASX closing price of the Company shares minus the aggregated exercise value of option securities.

Note 2: Other terms of the Value Based Performance Rights as set out in Schedule 4.

SCHEDULE 3 - CMO OPTIONS

Terms of CMO Options

1.	The CMO Options comprise of 200,000,000 Options to acquire new fully paid ordinary shares of the Company. Each Option has an Exercise Price of $0.20 and an Expiry Date of 30 September 2021. Each Option also has a vesting condition (refer to paragraph 2 below).

2.	The CMO Options vest upon the shares of the Company having a closing price of $0.20 per share or more for any five (5) trading days, at any time from the date of grant of the CMO Options until the Expiry Date.

3.	If, prior to the exercise of CMO Options, there is a reorganisation of capital of the Company then your rights as a holder of the CMO Options (including the number of CMO Options, the number of Company shares to which you are entitled upon the exercise of your CMO Options, or the Exercise Price) are amended in accordance with the ASX Listing Rules or as would be required by the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

4.	Any additional terms of the CMO Options will be mutually agreed in writing.

Schedule 4 -Terms of Performance Rights

These rights are rights to which Subdivision 83A-C of the Income Tax Assessment Act (Cth) 1997 applies (subject to the conditions in that Act).

The following is a summary of the key terms and conditions of the Performance Ri ghts:

(a)	(Performance Rights): each Performance Right is a right to a fully paid ordinary share (Share) in the capital of the Company.

(b)	(General Meetings): each Performance Right does not confer upon the holder (Holder) the right to receive notices of general meetings and financial reports and accounts of the Company that are circulated to holders of fully paid ordinary shares in the capital of the Company (Members).

(c)	(Dividend and Voting Rights): a Performance Right does not confer upon the Holder an entitlement to vote or receive dividends.

(d)	(No rights to return of capital): a Performance Right does not entitle the Holder to a return of capital, whether in a winding up, upon a reduction of capital or otherwise.

(e)	(Share ranking): all Shares issued upon exercise of the Performance Rights will upon issue rank pari passu in all respects with all other Shares.

(f)	(Listing of Shares on ASX): At the time of exercise of the Performance Rights and issue of Shares, the Company will apply for quotation of all Shares issued pursuant to the exercise of Performance Rights on ASX within the period required by ASX.

(g)	(Transfer of Performance Rights) : a Performance Right is not transferable (including encumbering the Performance Ri ghts). Unless the relevant dealing is effected by force of law on death or legal incapacity to the Holder's legal personal representative or the Board otherwise determines, a Holder may not dispose of a Performance Right that has been granted to them. The Company may require that a Performance Right be forfeited if a disposal occurs or is purported to occur other than in accordance with these terms.

(h)	(Participation in new issues): there are no participation rights or entitlements inherent in the Performance Rights and holders will not be entitled to participate in new issues of capital offered to Members during the currency of the Performance Rights.

(i)	(Adjustment for reconstruction): if, at any time, the issued capital of the Company is reorganised (including consolidation, subdivision, reduction or return), all rights of a holder of a Performance Right (including the exercise conditions) are to be changed in a manner consistent with the Corporations Act 2001 (Cth) and the ASX Listing Rules at the time of the reorganisation.

(j)	(Exercise of Performance Rights) : subject to paragraph (I), each Performance Right confers upon the Holder the right to be issued one Share at a nil exercise price upon the receipt of a written notice from the relevant Holder requesting that the Performance Right is exercised following the later of (i) any ASX imposed escrow period on the relevant Holder and (ii) achievement of the milestones as set out in the relevant Schedule (Milestones).

(k)	(Deferral of Exercise if resulting in a prohibited acquisition of Shares): if the exercise of a Performance Right would result in any person being in contravention of section 606(1) of the Corporations Act 2001 (Cth) (Prohibition), the exercise of those Performance Rights shall be deferred until such time or times when the exercise would not result in a contravention of the Prohibit ion. In assessing whether the exercise of a Performance Right would result in any person being in contravention of the Prohibition:

(i)	Holders may give written notice to the Company if they consider that the exercise of a Performance Right may result in contravention of the Prohibition. The absence of such written notice from the Holder will entitle the Company to assume that the exercise of a Performance Right will not result in any person being in contravention of the Prohibition.

(ii)	the Company may (but is not obliged to) by written notice to a Holder request that a Holder provides the written notice referred to in paragraph (k)(i) within 7 days if the Company considers that the exercise of a Performance Right may result in the contravention of the Prohibition. The absence of such written notice from the Holder will entitle the Company to assume that the exercise of a Performance Right will not result in any person being in contravention of the Prohibition.

(l)	(Lapse if Milestone not achieved): if the relevant Milestone is not achieved by the required date, then each Performance Right in that class will automatically lapse on non-satisfaction of the Milestone.

(m)	(Expiry): the Performance Rights (not yet exercised) will automatically lapse on the fifth anniversary of the date of this Agreement.

(n)	(Exercise procedure): the Company will issue the Holder with a new holding statement for any Share issued upon exercise of a Performance Right within 10 business days following exercise.

(o)	(Tranches): Performance Rights issued to a Holder may be exercised in tranches at the request of the Holder subject to paragraph (j).

(p)	(Continued service): a Holder must be a Director, consultant or employee of the Company or a subsidiary thereof. A Holder's entitlement to any Performance Rights in relation to Milestones that have not been met, ceases upon the date the Holder ceases to be a employee of the Company. For the avoidance of doubt, for any Milestone met prior to the date of cessation of service, the Holder remains entitled to exercise the relevant Performance Rights and be issued Shares, regardless of whether the Holder remains a Director , consultant or employee of the Company or a subsidiary thereof at the time of exercise.

(q)	(Control Events): Performance Rights issued to a Holder will be immediately exercised and Shares issued to the Holder on the occurrence of any of the following events:

(i)	a Takeover Bid is made to acquire all or some of the ordinary shares in the capital of the Company and the directors of the Company recommend to shareholders that the Takeover Bid be accepted;

(ii)	a court approves a Scheme of Arrangement which would result in a person having a Relevant Interest in more than 50% of the ordinary shares in the capital of the Company; or

(iii)	the Company announces to the ASX an intention to sell all or substantially all of its business undertakings or assets.

(r)	(Definitions):

(i)	Relevant Interest has the meaning given to it in the Corporations Act 2001 (Cth).

(ii)	Scheme of Arrangement has the meaning given to it in the Corporations Act 2001 (Cth).

(iii)	Takeover Bid has the meaning given to it in the Corporations Act 2001 (Cth).